Exhibit 99.1

Doug Bergeron Launches Campaign to Revitalize Growth at Ethan Allen and Nominates Alternative Slate of Director Candidates

Highlights Plan to Reinvigorate an Iconic but Undervalued and Stagnant Brand by Restoring Profitable Growth, Improving Digital and Omnichannel Execution, and Implementing Long-Overdue Succession Planning for a Chairman and CEO Who Has Served for 38 Years

Nominates Six Highly Qualified Director Candidates with the C-Suite Operational Experience, Retail Brand Expertise and Technology Skillsets Needed to Build Ethan Allen for the Next Century of Growth

Launches Website with Important Information for Shareholders: www.EthanAllenGrowth.com

PARK CITY, UTAH--(BUSINESS WIRE)--Doug Bergeron, a beneficial owner of 5.0% of the outstanding common stock of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) (NYSE: ETD), today announced that he, through his entity DGB Investment, Inc., has nominated six1 highly qualified and experienced candidates for election to the Company’s Board of Directors (the “Board”) at the 2026 Annual Meeting of Shareholders (the “Annual Meeting”). In conjunction with the nominations, Mr. Bergeron also released the following open letter to shareholders regarding the urgent need to revitalize Ethan Allen and reignite growth at the Company.

To receive important updates and learn more about the nominees, visit www.EthanAllenGrowth.com.

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August 5, 2026

Fellow Shareholders,

My name is Doug Bergeron and I have invested significant personal capital to build a beneficial ownership stake of 5.0% in Ethan Allen because I believe this iconic American business represents one of the most compelling opportunities in the public markets today.

I have spent my career revitalizing growth and driving returns for shareholders. After extensive diligence, I see a Company with an exceptional brand, deep North American manufacturing capabilities and an impressive national retail footprint that should be producing substantially stronger growth. Ethan Allen is materially undervalued today, but with the right Board, leadership, strategy and execution, I believe the Company has the potential to triple shareholder value over the next three years. The obstacle to growth is not the brand or the underlying business; it is the governance and leadership overseeing it.

For too long, Ethan Allen’s Board has allowed the Company to stagnate and shrink under the same leadership that has failed to deliver meaningful growth for nearly two decades. Despite years of Chairman, President and CEO Farooq Kathwari’s promises of being “well positioned,”2 the Company has only paid lip service to shareholder demands for investment in innovation, modernization and the digital capabilities needed to compete in today’s growing luxury furniture market. The result is a business whose revenue has declined for two decades, shrinking while competitors have taken market share and grown into multibillion-dollar platforms. This underperformance, in light of the impressive underlying assets, is, in my view, unjustifiable and inexcusable: Ethan Allen possesses all the ingredients needed to compete. What it lacks is a Board and an executive leadership team with the skills, urgency and accountability required to modernize the business, restore profitable growth and unlock the Company’s full potential.

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1 The Company has not disclosed any change in the size of the Board following the announcement of the passing of John Dooner Jr. in January. Accordingly, based on publicly available information, we believe the size of the Board remains set at six, with one vacancy, and six seats will be up for election at the Annual Meeting.

2 Company earnings call transcripts.

That is why I have nominated a slate built for Ethan Allen’s next chapter. These director candidates bring the experience that the current Board lacks across luxury and specialty retail, home furnishings, e-commerce, omnichannel execution, brand revitalization and customer acquisition, reinforced by expertise in audit and risk oversight, capital allocation and public company governance. This is not a slate assembled to criticize from the sidelines; it is a slate prepared to govern, oversee a leadership transition and help restore growth.

My career has been defined by applying disciplined execution and a relentless focus on growth to transform underperforming businesses:

•	In 2001, I led the $50 million buyout of VeriFone Systems, Inc. (“VeriFone”) (formerly NYSE: PAY) from Hewlett-Packard and grew that business into a multibillion-dollar company. During my 12 years as CEO, VeriFone, which powers the payment infrastructure for a large percentage of American retail stores, grew revenue from less than $300 million to more than $2 billion and grew to an enterprise value that exceeded $4 billion during my tenure as CEO, an increase of more than 80 times my original acquisition price.[3]

•	More recently, I led a successful proxy campaign to appoint a completely new board of directors of Cantaloupe, Inc. (“Cantaloupe”) (formerly NASDAQ: CTLP), where I then became Chairman. The new board recruited a new CEO and CFO, mentored them and injected the company with a newfound sense of purpose and optimism. Soon, Cantaloupe was delivering consistent growth and profitability, ultimately resulting in its sale for $848 million in 2026 – a more than 89% total shareholder return since the start of the proxy contest.[4]

My experiences at VeriFone and Cantaloupe reinforce the opportunity at Ethan Allen. I’ve seen it firsthand: companies fall behind when leadership is complacent, resistant to changing strategy and unwilling to make the difficult decisions necessary to drive growth. Ethan Allen’s deeply disappointing fourth quarter and full year fiscal 2026 results reinforce the urgent need for change. The Company reported a meaningful annual sales decline, weaker written orders in both retail and wholesale, compressed adjusted operating margins and lower earnings per share. Yet Mr. Kathwari’s commentary remained strikingly disconnected from the reality of a shrinking business, repeating familiar assurances about strong margins, a robust balance sheet, technology, product introductions and being “well positioned.”5 Shareholders have heard these same themes for years. What they have not seen is execution that restores growth or a Board or management team that delivers the results shareholders deserve. Where Ethan Allen management points to “macro” as an excuse, peer performance shows execution still matters.

The problem is not that Ethan Allen lacks resources. The Company has a healthy balance sheet with $187.5 million in total cash and investments and no debt,6 which should enable it to allocate resources toward brand-building, customer experience and digital initiatives that would drive traffic and recapture market share. Yet even as written orders declined sharply in the fourth quarter, marketing spend declined as a percentage of sales. Management continues to offer shallow and familiar references to investing in talent, technology, product introductions and design center improvements, but has not articulated a measurable plan to recapture demand. Revenue declines are the foreseeable consequence when a board fails to drive the strategy, innovation and reinvestment required to recapture demand and market share. I believe a significant portion of the incremental marketing and digital investment required to drive growth can be funded by reducing non-core costs and distractions, including the continued operation of a hotel.

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3 VeriFone filings.

4 Bloomberg. Total shareholder return from May 20, 2019, the date of Hudson Executive Capital’s Schedule 13D filing at Cantaloupe, through May 7, 2026.

5 Company fourth quarter and full year fiscal 2026 earnings call transcript.

6 Company fourth quarter and full year fiscal 2026 earnings press release dated July 29, 2026.

Right now, Ethan Allen’s business is behaving like a melting ice cube. And melting ice cubes eventually disappear. On last week's earnings call, the CFO acknowledged that lower sales are driving fixed cost deleveraging and pressuring operating margins. If sales continue to decline, operating margins will continue to come under pressure and further threaten the earnings power that should support future reinvestment in brand, digital capabilities and stores. If allowed to continue for too long, the melting ice cube analogy becomes a self-fulfilling prophecy. This reinforces the case for broad governance and leadership change now.

While revenue continues to shrink, market share has eroded and the Company remains behind in the digital, omnichannel and brand capabilities required to compete in today’s highly fragmented and increasingly omnichannel home furnishings market. This is not simply a matter of spending more; it is a matter of execution. The current leadership continues to talk about technology, marketing, product introductions and design center improvements, but the results have not followed. Without change, I believe the gap between Ethan Allen and its peers7 will only continue to widen – but it does not have to be this way. The Company has a choice: continue managing a shrinking business with the same leadership that has failed to produce growth or embrace the bold strategic and leadership changes needed to transform this iconic brand and recapture market share. Personally, I am energized by this opportunity. By prioritizing profitable growth, modernizing the customer experience and improving execution across brand, digital, stores and operations, we can revitalize Ethan Allen.

Ethan Allen Has Failed to Grow…in a Growing Market

The premium home furnishings sector is a growing market that includes luxury peers such as RH (NYSE: RH), Williams-Sonoma, Inc. (NYSE: WSM) and Arhaus (NASDAQ: ARHS) – brands that have continually reinvented themselves to meet the needs of changing customers and, in the process, built multibillion-dollar platforms. These peers have grown by reinvesting in brand, digital capabilities, elevated store experiences, customer acquisition and omnichannel execution – and by executing those investments with discipline, creativity and urgency. Ethan Allen has talked about similar priorities for years, but the results show the execution has not matched the rhetoric. The contrast is stark: Ethan Allen’s annual revenue fell below $1 billion in 2008 and has since continued to decline, while peers have scaled by investing behind the very growth levers Ethan Allen has failed to execute.8

Ethan Allen’s Annual Revenue Has Declined While Luxury Peers Have Grown ($ in Millions)[9]
	2006	2016	2026
Ethan Allen	$1,066	$794	$579
Williams-Sonoma	$3,728	$5,084	$7,807
RH	$713	$2,135	$3,440
Arhaus	Not Disclosed	$495[10]	$1,379

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7 Publicly listed luxury peers include Arhaus, Inc. (NasdaqGS: ARHS), RH (NYSE: RH) and Williams-Sonoma, Inc. (NYSE: WSM). The broader peer group includes Bassett Furniture Industries, Incorporated (Nasdaq: BSET), Haverty Furniture Companies, Inc. (NYSE: HVT), La-Z-Boy Incorporated (NYSE: LZB) and MillerKnoll, Inc. (NasdaqGS: MLKN).

8 FactSet.

9 FactSet. Given that the Company’s fiscal year (July 1 – June 30) does not align with the reporting periods for WSM (ends on the Sunday closest to January 31) and RH (ends on the Saturday closest to January 31), the results shown reflect data from the concurrent period.

10 Arhaus 2022 Annual Report, figure for 2019 revenue, the earliest publicly available figure.

Over the past decade, I believe Ethan Allen’s flawed strategy has driven a 40% decline in its market value and a substantial compression in its trading multiple, from ~12x EV/EBITDA in 201111 to ~9.5x in 2016 to ~6x in 2026.12 As a result, the Company now trades at a valuation well below its peers and at a material discount to its intrinsic value, reflecting years of declining revenue, lost market share and diminished investor confidence. With restored growth, stronger execution and improved governance, even a partial re-rating would imply significant upside for shareholders.

Outdated Strategy Is Alienating the Next Generation of Customers

In an era where approximately 75% of furniture purchases begin online,13 digital should be central to Ethan Allen’s growth strategy – not simply as an e-commerce channel, but as the front door to brand discovery, inspiration, customer acquisition and designer-led conversion. Instead, the Company appears to view e-commerce as a threat. In last year’s 10-K, management went so far as to warn that a significant shift in consumer preference toward online purchasing “could have a materially adverse impact on our sales and operating margin.”14 This reads as something out of a 10-K published in 2002, not one just published in 2025!

Beyond ceding market share, I believe one of the greatest costs of the Company’s increasingly outdated strategy is its loss of relevance to a growing customer base. Ethan Allen’s failure to modernize its business raises the risk of missing out on an entire generation of design-conscious customers who are now buying homes and are in their peak home improvement years. What previously might have been merely a marketing or branding challenge has become, today, a fundamental obstacle to growth, and the data on the Company’s digital strategy paints an unambiguous picture:

•	Ethan Allen has the lowest website traffic among all premium peers with just 420,000 monthly site views. Even Bassett Furniture (NASDAQ: BSET) – half the size of Ethan Allen – generates more site traffic.[15]
•	Ethan Allen materially underinvests in digital marketing compared to its premium peers, who are generating 25%-37% of traffic from paid search and social compared to less than 20% for Ethan Allen.[16]
•	The Company stopped publicly disclosing data on its online sales in 2022, when it last reported its “total e-commerce net sales remained less than 5% of our total consolidated net sales in all periods presented.”[17]

Ethan Allen’s digital presence operates at the scale of a niche regional retailer, not a national luxury brand.

The Board Is Unprepared to Implement Necessary Change, Hampered by a Deeply Entrenched Chairman and CEO With No Succession Plan

At 82, Mr. Kathwari has served as Chairman and CEO since 1988 and has been part of Ethan Allen’s leadership for more than four decades. That unusually long continuity extends well beyond the CEO role, with key decision-makers across strategy, design center development, technology, digital engagement, retail operations and marketing who have spent decades at the Company, including several who have served for more than 40 years. Tenure can be a strength, and Ethan Allen’s history and culture are important assets. But against a record of prolonged underperformance, weak digital execution and declining revenue, this degree of internal continuity raises a serious question for shareholders: has the Board allowed stability to harden into organizational inertia?

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11 Approximate average EBITDA multiples during calendar years 2011 and 2016, respectively. Source: S&P Capital IQ.

12 S&P Capital IQ as of August 3, 2026.

13 Furniture Today consumer survey; Google/Ipsos “Path to Purchase” retail insights, 2022 – 2023.

14 Company Form 10-K for the year ended June 30, 2025.

15 Similarweb Website Analytics, accessed August 3, 2026.

16 Similarweb Website Analytics, accessed August 3, 2026.

17 Company Form 10-K for the year ended June 30, 2022.

Since Ethan Allen’s 2006 revenue peak of approximately $1.1 billion, the Company’s sales, gross profit, operating income, workforce, market value and enterprise value have all declined substantially.18 As nearly every metric of the Company’s operating performance has continued to starkly decline under Mr. Kathwari over the past two decades, the Board’s failure to oversee a credible leadership transition or refresh the Company’s strategy is, in my view, no longer defensible.

Assessing Mr. Kathwari’s Last 20 Years as CEO[19]
	2006	2016	2026	2006 - 2026 % Change	2016 - 2026 % Change
Revenue ($M)	$1,066	$794	$579	-46%	-27%
Gross Profit ($M)	$541	$442	$355	-34%	-20%
Operating Income ($M)	$147	$89	$47	-68%	-47%
Enterprise Value ($M)	$1,237	$908	$377	-70%	-59%
Market Cap ($M)	$1,208	$917	$564	-53%	-39%
Workforce	6,000	5,200	3,062	-49%	-41%

Even more troubling is that Mr. Kathwari and the Board have asked shareholders to trust their transformation story before. During the 2015 proxy contest at Ethan Allen, Mr. Kathwari told shareholders the Board and management were “singularly focused on increasing the value of your investment in Ethan Allen” and were taking steps to “position the Company for accelerated growth and value creation.”20 The Company also claimed that, “beginning in fiscal 2017, we will be well positioned to begin an accelerated growth phase, towards sales of $1 billion.”21 More than a decade later, those promises remain unfulfilled. Ethan Allen has lost market share, its enterprise value has declined by ~40%, total shareholder returns have lagged the broader market22 by 149%23 and the digital transformation shareholders were told to expect has not materialized. Yet where is the accountability for Mr. Kathwari? The issue is no longer whether Mr. Kathwari can describe a growth strategy; it is why the Board has allowed the same leadership to repeat the same themes while the business continues to lose share and decline.

Despite Mr. Kathwari’s track record of underperforming results, the Board has continued to approve compensation that is insufficiently tied to the metrics shareholders should care about most and which would create true accountability for the management team: profitable growth, ROIC, unit-level productivity, digital execution and total shareholder returns. At the same time, Mr. Kathwari has sold almost 170,000 shares of the Company’s stock over the last two years, or approximately 10% of his entire ownership stake in the Company, without having made a single open market purchase during that time – even as shareholders are being asked to trust his strategy.24

Mr. Kathwari deserves credit for his early leadership and for preserving important parts of Ethan Allen’s heritage and manufacturing base. But no CEO is entitled to indefinite control of a public company. The Board has allowed authority to remain centralized in Mr. Kathwari’s combined role as Chairman and CEO for too long, and it has failed to provide shareholders with the leadership transition and strategic reset Ethan Allen urgently needs. With no disclosed succession plan, shareholders lack clarity about the Company’s future and have little reason to trust that the current Board can lead Ethan Allen into a new phase of growth.

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18 FactSet.

19 Company Form 10-K filings for revenue, gross profit, operating income and workforce. S&P Capital IQ for share price, enterprise value and market capitalization, as of August 3, 2026.

20 Ethan Allen Open Letter to Stockholders, dated November 18, 2015.

21 Company first quarter fiscal 2016 earnings press release dated October 27, 2015.

22 S&P 600 Index.

23 Bloomberg, total shareholder return from October 27, 2015 through July 31, 2026.

24 Forms 4 for Mr. Kathwari between July 19, 2024 and August 3, 2026.

The Next Century: A New Board Ready to Revitalize Ethan Allen and Reignite Growth

Earlier today, I nominated an alternative slate of six new directors for Ethan Allen’s Board: myself and five highly qualified individuals with whom I have no affiliation, including national retail superstars with leadership experience from Wayfair, eBay, Neiman Marcus, Sephora, Louis Vuitton, Chairish and Levi’s. When looking at their biographies, you’ll notice that our slate looks quite different than the current Board – that contrast is intentional.

Ethan Allen’s next chapter of growth requires directors with relevant operating experience in modern retail, omnichannel execution, brand revitalization, customer acquisition, furniture and home furnishings, audit and risk oversight, capital allocation and public company governance. Our nominees are experienced C-suite executives and directors with deep expertise across retail technology, store operations, digital marketplaces, luxury and specialty retail, brand building and enterprise transformation. They bring a highly complementary combination of global retail leadership, innovation, operating discipline and shareholder-value focus – skillsets that are critical for restoring revenue growth and implementing a long-term value creation strategy.

Together, we are confident we can drive the changes necessary to help reinvigorate Ethan Allen, and we would be fully committed to making this Company, its shareholders and its employees proud. Our goal is simple: growth and revitalization. With modern leadership, a brand-focused strategy, disciplined capital allocation and improved digital execution, I believe a new Board can deliver significant upside to shareholders within 24 to 36 months alongside a long-overdue re-rating opportunity.

In the coming weeks, I intend to release additional materials detailing my analysis of Ethan Allen’s underperformance and the nominees’ plan to restore profitable growth. I encourage shareholders to visit www.EthanAllenGrowth.com for updates.

Ethan Allen has built a tremendous foundation over the past century, but now it is time for a strategic reset that will enable it to thrive for the next 100 years.

Sincerely,

Doug Bergeron

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DIRECTOR CANDIDATE BIOGRAPHIES

Kristine Miller

Ms. Miller is a global strategy and transformation leader who has served as a C-suite executive and director at public companies and brings extensive experience in retail, consumer and technology sectors, management consulting and corporate governance.

•	Most recently served as the Chief Strategy Officer of eBay Inc. (NASDAQ: EBAY) for over five years, where she led major changes to the company’s brand positioning, digital marketing, core product experience and payments strategy, and spent 24 years at Bain & Company, including as Partner and Director and Head of the North America retail practice.
•	An experienced public company and private company director, serving on the boards of directors of Grove Collaborative (NYSE: GROV), where she serves as Chair of the Compensation Committee and a member of the Audit Committee, Cinch Home Services and Rover Group.
•	Previously served on the boards of directors of Chairish, America’s leading online platform for high-end vintage home furnishings, Neiman Marcus Group and Cable One Inc. (NYSE: CABO).

Steve Oblak

Mr. Oblak is a former Chief Commercial Officer at Wayfair, bringing P&L responsibility and deep operating expertise in retail, commercial strategy and execution, global marketing, sales, pricing, customer experience, digital commerce and technology-enabled transformation.

•	Spent 14 years at Wayfair Inc. (NYSE: W), including most recently as Chief Commercial Officer, where he led Wayfair's global portfolio of brands and businesses and drove continuous innovation and expansion.
•	As a member of Wayfair’s executive leadership team, he helped lead the company’s expansion into new categories, business lines and international markets and its evolution into an omnichannel retailer. During his tenure, Wayfair grew from a $250 million start-up to a $12 billion revenue publicly traded leader in the home category.
•	Began his career in marketing and brand strategy consulting and entrepreneurial ventures, with roles at River West Brands, FutureBrand WorldWide and The Corporate Executive Board Company (formerly NYSE: CEB). Mr. Oblak also serves as a Non-Executive Director at Dorvie, Inc., a concierge services and technology platform focused on aging services.

Stefanie Tsen Ward

Ms. Ward is a former operating executive at global luxury retail brands, with expertise in retail operations, commercial strategy, enterprise transformation, store modernization, merchandising and digital innovation.

•	Most recently served as Chief Integrated Retail and Customer Officer at Neiman Marcus Group, where she was responsible for transforming the $4.5 billion luxury retailer into a more profitable, customer-led omnichannel enterprise.
•	At Neiman Marcus Group, she oversaw approximately 70% of total company revenue, including more than 40 store locations and 6,000 associates.
•	Previously served as Vice President and General Manager of Studios and Omnichannel Services at Sephora, overseeing in-store digital tools, beauty studios and customer care, and as General Manager of Canada at Louis Vuitton, where she led the brand’s retail and market strategy in Canada.

Anna Brockway

Ms. Brockway founded and scaled America’s leading online platform for high-end vintage home furnishings, and brings expertise in transforming heritage brands, including the revitalization of Levi Strauss & Co. (NYSE: LEVI).

•	Co-Founder and former President of Chairish, a luxury vintage home furnishings online marketplace that she helped build from a start-up to a successful exit in 2025.
•	Ms. Brockway led Chairish’s brand and growth strategy, developing scalable customer acquisition and retention programs, implementing sophisticated attribution models to ensure disciplined marketing investment, pioneering retail pop-ups and tastemaker collaborations and guiding the company through strategic acquisitions in the U.S. and Europe.
•	Previously served as Vice President of Worldwide Marketing at Levi Strauss & Co. (NYSE: LEVI), helping to reconnect a new generation of consumers with the brand's authentic American heritage, craftsmanship and uncompromising quality by focusing on product innovation, retail presentation, partnerships and e-commerce.

Lindsay O’Reilly

Ms. O’Reilly is a senior financial services executive with more than two decades of senior leadership experience spanning audit, risk, controls, finance, data and enterprise transformation at global financial institutions. Throughout her career, she has built high-performing organizations, strengthened governance and operating models, and led complex enterprise transformation during periods of strategic and regulatory change.

•	Currently an Executive Advisor to PricewaterhouseCoopers LLP, advising boards and executive leadership teams on governance, enterprise data strategy, internal audit modernization and large-scale transformation.
•	Former Group Chief Internal Auditor at Barclays PLC (NYSE: BCS) and member of the Group Executive Committee, where she reported to the board of directors and executive management on governance, enterprise risk and the effectiveness of the firm’s control environment. Previously served as Barclays’ first Group Chief Data Officer and Group Chief Operating Officer for Risk and Finance, where she led the firm’s enterprise data strategy and transformation of its risk and finance operating models and infrastructure.
•	Previously spent nearly two decades at JPMorgan Chase & Co. (NYSE: JPM), where she led enterprise regulatory remediation, developed and strengthened the firm’s global internal control environment, and built enterprise operational risk reporting capabilities.

Doug Bergeron

Mr. Bergeron is a former public company CEO and Chairman who brings shareholder alignment, firsthand operating experience, insights into retail industry technology, M&A and capital allocation expertise, and a track record of value creation.

•	Led the acquisition of VeriFone Systems, Inc. (formerly NYSE: PAY), a retail technology company, from Hewlett-Packard for $50 million in 2001, became CEO and partnered with GTCR to aggressively grow VeriFone into a multinational company by 2013 with an enterprise value of several billion dollars.
•	Former Chairman of Cantaloupe, Inc. (formerly NASDAQ: CTLP), where as Co-Managing Partner of Hudson Executive Capital LP, he led a proxy contest in 2020 when it was then known as USA Technologies, Inc., culminating in a full board turnover. He then presided over a period of significant growth, which culminated in an $848 million sale to 365 Retail Markets in 2026 – a more than 89% total shareholder return since the start of the proxy contest.[25]
•	Extensive, proven experience recruiting C-level executives, leading operational mentoring and revitalizing businesses.

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25 Bloomberg. Total shareholder return from May 20, 2019, the date of Hudson Executive Capital’s Schedule 13D filing at Cantaloupe, through May 7, 2026.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

DGB Investment, Inc. (“DGB Investment”) and Douglas G. Bergeron, together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit proxies with respect to the election of DGB Investment’s slate of highly qualified director candidates and the other proposals to be presented at the 2026 annual meeting of stockholders of Ethan Allen Interiors Inc., a Delaware corporation (“ETD” or the “Company”).

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the solicitation are expected to be DGB Investment, Douglas Bergeron Qualified Personal Residence Trust (the “Residence Trust”), Bergeron Nieces and Nephews Trust (the “Nieces and Nephews Trust”), Douglas G. Bergeron, Anna Brockway, Kristine E. Miller, Stephen Oblak, Lindsay C. O'Reilly and Stefanie Tsen Ward.

As of the date hereof, DGB Investment directly beneficially owns 1,050,000 shares of the Company’s Common Stock, $0.01 par value per share (the “Common Stock”), including 275,000 shares of Common Stock underlying certain American-style call options that are currently exercisable. As of the date hereof, the Residence Trust directly beneficially owns 90,000 shares of Common Stock. As of the date hereof, the Nieces and Nephews Trust directly beneficially owns 135,000 shares of Common Stock. Mr. Bergeron, as President and sole stockholder of DGB Investment and as trust advisor for each of the Residence Trust and the Nieces and Nephews Trust, may be deemed to beneficially own the 1,275,000 shares of Common Stock directly beneficially owned in the aggregate by DGB Investment, the Residence Trust and the Nieces and Nephews Trust. As of the date hereof, Mses. Brockway, Miller, O’Reilly and Ward and Mr. Oblak do not beneficially own any shares of Common Stock.

CONTACTS

Media Contact:

DGB@longacresquare.com

Investor Contact:

Bruce Goldfarb / Chuck Garske
Okapi Partners
(877) 285-5990
info@okapipartners.com